FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           September 28, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	28 th September 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about September 28, 2003

Item 3. Press Release

September 28, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Sale of Goldie and Ngatoro Interests and Drilling Action

Wellington, New Zealand – September 28, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that agreement has been reached with Greymouth Petroleum whereby Greymouth purchase all the Company’s assets in Petroleum Mining Permit 38148, which include the Goldie-1 well and the Ngatoro fields, for an undisclosed sum.

In other news, the Company advises that the Wawiri-1 well is now being plugged and abandoned.

The Company also advises that installation of production equipment continues on the Cheal wellsite, and production testing of Cheal-1 is expected to commence in the next two weeks.

Indo-Pacific is also a participant in the Tuihu-1A deep gas well, which is presently drilling ahead at a depth below 4500m ( 14,800 feet), and expected to take a further ten days to reach its planned TD below 5,000m ( 16,400 feet) depth.

Indo-Pacific also advises that PPL 235 in Papua New Guinea has been granted to the Company (INDOF 100%), effective August 2003.

Item 5. Full Description of Material Change

Sale of Goldie and Ngatoro Interests and Drilling Action

Wellington, New Zealand – September 28, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that agreement has been reached with Greymouth Petroleum whereby Greymouth purchase all the Company’s assets in Petroleum Mining Permit 38148, which include the Goldie-1 well and the Ngatoro fields, for an undisclosed sum. The purchase transaction has an effective date of July 1, and received regulatory approval on Friday, September 26. Settlement will occur in the next few days. A separate agreement settles all outstanding claims between the Greymouth and Indo-Pacific companies.

In other news, the Company advises that the Wawiri-1 well is now being plugged and abandoned. The well was drilled to 1341m (4400 feet) without encountering significant hydrocarbons. The South Pacific Drilling rig is now being prepared for the move to the Bluff-1 wellsite in PEP 38746; and that well will commence in the next few days.

CEO Dave Bennett commented ‘while unsuccessful wells are never desirable, our farmout arrangements and the turnkey drilling contract held down the Company’s financial exposure to around $200,000. We were very pleased with the drilling performance of the South Pacific rig, which opens up a new era of cheaper drilling of Mt Messenger targets such as Bluff and Wawiri; and we have a number of suitable drilling targets identified on our Kaimata 3D seismic data and elsewhere’.

The Company also advises that installation of production equipment continues on the Cheal wellsite, and production testing of Cheal-1 is expected to commence in the next two weeks. Following this test, decisions will be made on re-entry and testing of Cheal-2 and further drilling within the field area which is planned to lead to early development of the field.

Indo-Pacific is also a participant in the Tuihu-1A deep gas well, which is presently drilling ahead at a depth below 4500m ( 14,800 feet), and expected to take a further ten days to reach its planned TD below 5,000m ( 16,400 feet) depth.

Indo-Pacific also advises that PPL 235 in Papua New Guinea has been granted to the Company (INDOF 100%), effective August 2003. This license includes the Douglas Prospect and several other targets; the drilling of Douglas is planned within the next two years. Increasing activity in the petroleum exploration scene in Papua New Guinea is being stimulated by recent oil successes and new developments in gas production.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 28, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Sale of Goldie and Ngatoro Interests and Drilling Action

Wellington, New Zealand – September 28, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that agreement has been reached with Greymouth Petroleum whereby Greymouth purchase all the Company’s assets in Petroleum Mining Permit 38148, which include the Goldie-1 well and the Ngatoro fields, for an undisclosed sum. The purchase transaction has an effective date of July 1, and received regulatory approval on Friday, September 26. Settlement will occur in the next few days. A separate agreement settles all outstanding claims between the Greymouth and Indo-Pacific companies.

In other news, the Company advises that the Wawiri-1 well is now being plugged and abandoned. The well was drilled to 1341m (4400 feet) without encountering significant hydrocarbons. The South Pacific Drilling rig is now being prepared for the move to the Bluff-1 wellsite in PEP 38746; and that well will commence in the next few days.

CEO Dave Bennett commented ‘while unsuccessful wells are never desirable, our farmout arrangements and the turnkey drilling contract held down the Company’s financial exposure to around $200,000. We were very pleased with the drilling performance of the South Pacific rig, which opens up a new era of cheaper drilling of Mt Messenger targets such as Bluff and Wawiri; and we have a number of suitable drilling targets identified on our Kaimata 3D seismic data and elsewhere’.

The Company also advises that installation of production equipment continues on the Cheal wellsite, and production testing of Cheal-1 is expected to commence in the next two weeks. Following this test, decisions will be made on re-entry and testing of Cheal-2 and further drilling within the field area which is planned to lead to early development of the field.

Indo-Pacific is also a participant in the Tuihu-1A deep gas well, which is presently drilling ahead at a depth below 4500m ( 14,800 feet), and expected to take a further ten days to reach its planned TD below 5,000m ( 16,400 feet) depth.

Indo-Pacific also advises that PPL 235 in Papua New Guinea has been granted to the Company (INDOF 100%), effective August 2003. This license includes the Douglas Prospect and several other targets; the drilling of Douglas is planned within the next two years. Increasing activity in the petroleum exploration scene in Papua New Guinea is being stimulated by recent oil successes and new developments in gas production.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.